SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 01-12103
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Peoples Financial Corporation 401(k) Profit Sharing Plan
Howard and Lameuse Avenues
Biloxi, Mississippi 39533
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Peoples Financial Corporation
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

Peoples Financial Corporation 401(k) Profit Sharing Plan

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 — 15

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	16
EX-23

Report of Independent Registered Public Accounting Firm
To The Audit Committee of Peoples Financial Corporation
Peoples Financial Corporation 401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of Peoples Financial Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Financial Corporation 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits of the Plan’s financial statements as of and for the year ended December 31, 2009, were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audits of the basic financial statements for the year ended December 31, 2009, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ PORTER KEADLE MOORE, LLP

Atlanta, Georgia
June 22, 2010

Peoples Financial Corporation 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets

Cash	$91,181	$95,892

Investments at fair value:
Mutual funds	6,042,928	4,492,367
Common stock	1,311,331	1,068,196
Investment contract	4,923,771	3,987,190
Wrap contract	35,726	32,791

Total investments	12,313,756	9,580,544

Contributions receivable	196	1,154

Total assets	12,405,133	9,677,590

Liabilities

Other		72

Total liabilities		72

Net assets reflecting all investments at fair value	12,405,133	9,677,518

Adjustment from fair value to contract value for fully-benefit responsive investment contract	148,117	607,805

Net assets available for benefits	$12,553,250	$10,285,323

See Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

Additions to net assets
Investment income:
Net change in fair value of investments	$1,328,495
Interest	143
Dividends	115,117

Total investment income	1,443,755

Contributions:
Employer	348,336
Employees	612,397
Rollovers	31,059

Total contributions	991,792

Total additions	2,435,547

Deductions from net assets
Distributions paid to participants	166,836
Other expenses	784

Total deductions	167,620

Change in net assets available for benefits	2,267,927

Net assets available for benefits, beginning of year	10,285,323

Net assets available for benefits, end of year	$12,553,250

See Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Notes to Financial Statements
NOTE A – DESCRIPTION OF PLAN
The following description of the Peoples Financial Corporation (the “Company”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on January 1st or July 1st, following the employee’s initial date of eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Employer Contributions
A summary of employer contributions is as follows:
Company Matching Contributions: Contributions are determined solely by the Company’s Board of Directors. Contributions can be up to a dollar amount or percentage of included compensation that is uniformly determined by the Company for all eligible participants. In addition, the Company may make a discretionary matching contribution to all eligible participants that is allocated equally as a percentage of 401(k) deferrals that do not exceed a specific dollar amount or a percentage of included compensation that is uniformly determined by the Company. The matching contribution is allocated among the investment options according to each participant’s instructions.
Company Nonelective Contributions: Contributions are determined solely by the Company’s Board of Directors. The allocation for each eligible participant is a uniform percentage of included compensation. Qualified nonelective contributions will be allocated as a uniform percentage of included compensation to all eligible participants who are non-highly compensated employees. The Company nonelective contributions are allocated among the investment options according to each participant’s instructions.
Participant Accounts
Each participant will have separate accounts established to reflect the employee’s interest under the Plan. A summary of the possible accounts is as follows:
Employer Discretionary Matching Contribution Account:
This account is credited quarterly with the amount of the Employer Discretionary Matching Contribution allocable to the participant, and with the employee’s share of the net income (or loss) of the Plan. The employee’s interest in this account will always be 100% vested.
Employee Salary Reduction and Voluntary Contribution Account:
Each Participant’s account is credited with the participant’s contribution, allocations of the account’s earnings, and forfeitures of terminated participants’ non-vested accounts. A participant may authorize a contribution to the Plan on the employee’s behalf, a salary reduction contribution of not less than 1% nor more than the maximum amount allowable under the Internal Revenue Code. The employee’s interest in this account will always be 100% vested.
Company Nonelective Contribution Account:
This account is credited with discretionary employer contributions and allocation of plan earnings. The allocation for each eligible participant is a uniform percentage of included compensation. Funds contributed by the employer into this fund are allocated among the investment options according to each participant’s instructions. The Company nonelective contributions are vested under a six-year graded vesting schedule based on each employee’s length of service.
Employee Rollover Contribution Account:
This account is credited with any rollover contributions, if any, made to the Plan and with the employee’s share of net income (or loss) of the Plan. This account will always be 100% vested.
Merged Plan Asset Account:
This account is maintained for those participants who had account balances in the Gulf National Bank Profit Sharing Plan. This account is credited with the allocable net income (or loss) of the Plan. The employee’s interest in this account will always be 100% vested.
Payment of Benefits
Upon retirement (as defined), a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who terminate for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts.
Eligible participants are entitled to receive required minimum distributions in annual installments.
The Plan also allows for certain hardship withdrawals prior to termination of employment. In no event may the amount of any hardship distribution requested exceed fifty percent of the Participant’s vested account balance less earnings on the Participant’s 401(k) deferrals credited.

Upon termination of employment, amounts not vested will be forfeited with such forfeitures being allocated to the accounts of the remaining active participants in the same proportion that the compensation of each participant bears to the total compensation of all active participants during the year.
Participant Loans
Participant loans are not permitted by the Plan.
Plan Amendment
The Plan was amended and restated as of January 1, 2009 to include the mandatory provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGRTTA 2001”), the Job Creation and Worker Assistance Act of 2002 (“JCWAA”) and the Sarbanes-Oxley Act of 2002 (“SOA”). The Plan has been in operational compliance since the passing of these laws.
The Plan was subsequently amended to adopt the required changes from the 2006 Cumulative List of Changes in Plan Qualification Requirements described in section 4 of Revenue Procedure 2005-66 as modified by Revenue Procedure 2007-44 (effective January 1, 2007) and the Pension Protection Act of 2006 (“PPA ‘06”), the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART”), the Emergency Economic Stabilization Act of 2008 (“EESA”) and the Workers, Retiree, and Employer Recovery Act of 2008 (“WRERA”) (all effective January 1, 2009). The Plan has been in operational compliance since the passing of these laws.
NOTE B – SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
New Accounting Pronouncements
As of December 31, 2009, the Plan adopted FASB updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this update did not materially impact the Plan’s financial statements.

In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. As this guidance is only disclosure-related, it will not have a material impact on the Plan’s financial statements.
Investment Valuation
The Plan has invested in the MetLife Stable Value Fund, a group trust which is a holder of a Met Managed Guaranteed Interest Contract (“GIC”). The investment contract is stated at fair value and is adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) on the Statement of Net Assets Available for Benefits. As described in Accounting Standards Codification Topic 962, “Defined Contribution Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Plan’s investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
On January 1, 2008, the Plan adopted Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” (“ASC 820”). ASC 820 establishes a framework for measuring assets and liabilities at fair value and also requires additional disclosures about fair value measures. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following categories: Level 1 – Quoted market prices in active markets for identical assets or liabilities, Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data, or Level 3 – Unobservable inputs that are not corroborated by market data.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Benefit Payments
Benefit payments to participants are recorded upon distribution.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE C – PARTICIPANTS’ INVESTMENTS
All investments are held by Fidelity Investments in an account managed by 401(k) Plus, Inc., the administrator of the Plan. Investments representing more than 5% of net assets were as follows:

December 31,	2009	2008

GIC — Group Annuity Contract:
MetLife Stable Value Fund	$4,959,497	$4,019,981
Registered investment companies (Mutual Funds):
Fidelity U.S. Bond Index Fund	1,105,571	922,257
Fidelity Spartan U.S. Equity Index Fund	640,019	483,053
Brandywine Blue Fund	795,646	734,245
BlackRock U.S. Opportunities Fund	1,054,239	705,707
Investment in common stock:
Peoples Financial Corporation, common stock	1,311,331	1,068,196
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2009.
Mutual funds: Valued at the closing price reported on the active market on which the funds are traded
Common stock: Valued at the closing price reported on the active market on which individual securities are traded
Guaranteed investment contract: The investment contract is valued at the fluctuating value of the separate account assets backing the contract and the wrap contract is valued based on the wrap contract fees provided by the insurance company

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2		Level 3		Total

Mutual funds:
Foreign Large Blend	$376,736	$		$		$376,736
Global Real Estate	150,422					150,422
Intermediate-Term Bond	1,105,571					1,105,571
Large Blend	835,905					835,905
Large Growth	795,646					795,646
Mid-Cap Growth	1,235,489					1,235,489
Mid-Cap Value	260,854					260,854
Moderate Allocation	249,908					249,908
Small Blend	82,220					82,220
Target Date Series	670,702					670,702
World Stock	279,475					279,475

Total	6,042,928					6,042,928

Company common stock	1,311,331					1,311,331

Guaranteed investment contract			4,923,771		35,726	4,959,497

	$7,354,259		$4,923,771		$35,726	$12,313,756

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2		Level 3		Total

Mutual funds:
Foreign Large Blend	$247,246	$		$		$247,246
Global Real Estate	91,631					91,631
Intermediate-Term Bond	922,257					922,257
Large Blend	624,281					624,281
Large Growth	734,245					734,245
Mid-Cap Growth	806,281					806,281
Mid-Cap Value	162,411					162,411
Moderate Allocation	186,638					186,638
Small Blend	59,350					59,350
Target Date Series	456,900					456,900
World Stock	201,127					201,127

Total	4,492,367					4,492,367

Company common stock	1,068,196					1,068,196

Guaranteed investment contract			3,987,190		32,791	4,019,981

	$5,560,563		$3,987,190		$32,791	$9,580,544

The following table sets forth a summary of changes in the fair value of the Wrap contract, the Plan’s only Level 3 asset, for the year ended December 31, 2009 and 2008:

For the year ended December 31,	2009	2008

Fair Value, beginning of year	$32,791	$15,814
Unrealized gain relating to instruments still held at the reporting date	2,935	16,977

Fair Value, end of year	$35,726	$32,791

During the year ended December 31, 2009, the Plan’s investments appreciated in fair value and realized losses on sales as follows:

Mutual funds	$1,168,148
Peoples Financial Corporation common stock	160,347

Total	$1,328,495

NOTE D – METLIFE STABLE VALUE FUND
The MetLife Stable Value Fund (the “Fund”) is fully-benefit responsive. The average yield and crediting interest rates for such investments were 15.01% and 3.55%, respectively, for 2009 and (10.29%) and 4.60%, respectively, for 2008. The average yield credited to participants was 3.80% and 5.11% for 2009 and 2008, respectively. These investments were rated Aa2 and AA- at December 31, 2009.
In a Met Managed GIC, the assets are invested in a MetLife separate account. MetLife guarantees principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. The credited rate resets quarterly and has a minimum interest rate of 0%. MetLife resets the rate by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the Fund’s investments. Participants receive the principal and accrued earnings credited to their accounts upon withdrawal for allowed events. These events include transfers to other investment options, and payments due to retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.
The Plan may terminate its participation in the contract at any time. If it chooses to do so, the Plan will receive the lesser of the guaranteed or market value.

The sensitivity of an increase or decrease in the Fund’s market yield, with no other change in the duration of the underlying portfolio and no contributions or withdrawals, on the weighted average crediting rate for 2009 and for each quarter in 2010 was as follows:

	Actual	Projected	Projected	Projected	Projected
	12/31/2009	3/31/2010	6/30/2010	9/30/2010	12/31/2010
Increase of 50%	3.30%	3.42%	3.54%	3.66%	3.77%
Increase of 25%	3.30%	3.37%	3.45%	3.51%	3.58%
Decrease of 50%	3.30%	3.22%	3.15%	3.07%	3.01%
Decrease of 25%	3.30%	3.27%	3.25%	3.22%	3.20%
The sensitivity of an increase or decrease in the Fund’s market yield, with no change in the duration of the underlying portfolio, no contributions and the immediate withdrawal of 10% of the fund, on the weighted average crediting rate for 2009 and for each quarter in 2010 was as follows:

	Actual	Projected	Projected	Projected	Projected
	12/31/2009	3/31/2010	6/30/2010	9/30/2010	12/31/2010
Increase of 50%	3.30%	3.10%	3.24%	3.36%	3.49%
Increase of 25%	3.30%	3.19%	3.27%	3.34%	3.42%
Decrease of 50%	3.30%	3.40%	3.31%	3.23%	3.16%
Decrease of 25%	3.30%	3.33%	3.31%	3.28%	3.25%
NOTE E – PARTY-IN-INTEREST TRANSACTIONS
Common stock of the Company, the Plan sponsor, is available as one of the investment options for participants to choose from. The Plan purchased $119,121 (6,478 shares) and sold $36,333 (1,955 shares) of the Company’s common stock during the year ended December 31, 2009. Shares held by the Plan at December 31, 2009 and 2008 had a market value of $1,311,331and $1,068,196, respectively. In 2009, the Plan received cash dividends of $30,639 from its investment in Company stock.
Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan Sponsor, serves as trustee of the Plan. The participants in the Plan direct the investment of their accounts.
NOTE F – CONCENTRATION OF MARKET RISK
The Plan has invested a significant portion of its assets in the Company’s common stock, which approximates 10% of the Plan’s net assets available for benefits as of December 31, 2009. As a result of the concentration, any significant decline in market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.

NOTE G – COST OF PLAN ADMINISTRATION
The Company absorbs the cost of plan administration. These costs were $6,820 and $16,295 for the years ended December 31, 2009 and 2008, respectively.
NOTE H – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
NOTE I – TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service, dated January 31, 2006, stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

	Identity of issuer or
(a)	similar party (b)	Description of assets ( c)	Cost (d)	Fair Value (e)
		GIC — Group Annuity Contracts:
	Metropolitan Life Insurance Co.	MetLife Stable Value Fund - 33,718 shares	N/A	$4,959,497
		Registered investment companies (Mutual Funds):
	Fidelity Investments	Fidelity U.S. Bond Index Fund - 99,961 shares	N/A	1,105,571
	Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund - 16,232 shares	N/A	640,019
	American Funds	American Funds Fundamental Investors Fund - 5,996 shares	N/A	195,886
	Baron Asset Investments	Baron Growth Fund - 4,388 shares	N/A	181,250
	American Funds	American Funds Cap World Growth & Income Fund - 8,242 shares	N/A	279,475
	American Funds	American Funds Europacific Growth Fund - 9,998shares	N/A	376,736
	First Pacific Advisors	FPA Crescent Fund - 10,069 shares	N/A	249,908
	T. Rowe Price Funds	T. Rowe Price Mid Cap Value Fund - 12,638 shares	N/A	260,854
	Brandywine Funds	Brandywine Blue Fund - 36,853 shares	N/A	795,646
	Third Avenue Funds	Third Avenue Real Estate Value Fund- 7,352 shares	N/A	150,422
	American Century	LIVESTRONG 2015 Portfolio Fund - 17,962 shares	N/A	188,598
	American Century	LIVESTRONG 2025 Portfolio Fund - 36,916 shares	N/A	389,093
	American Century	LIVESTRONG 2035 Portfolio Fund - 8,693 shares	N/A	93,011
	Gamco Investors	Gamco Westwood Fund - 5,980 shares	N/A	82,220
	BlackRock	BlackRock U.S. Opportunities Portfolio Fund - 32,955 shares	N/A	1,054,239
		Investment in common stock:
*	Peoples Financial Corporation	Common Stock - 64,534 shares	N/A	1,311,331

		Total		$12,313,756

*	Represents party-in-interest

N/A	Due to Plan being fully participant directed, such values are not required.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation 401(k) Profit Sharing Plan Name of Plan

/s/ Thomas H. Wicks
The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi; Trustee
By: Thomas H. Wicks, Trust Officer,
The Peoples Bank, Biloxi, Mississippi

June 25, 2010
Date